FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

April, 2015

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(56) 22630 9000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNIFICANT EVENT

Empresa Nacional de Electricidad S.A.

Securities Registration Record N° 0114

Santiago, April 28, 2015

                                                                                                                             Ger. Gen. N°     051 /2015

Mr. Carlos Pavez Tolosa

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins 1449

Santiago, Chile

Ref.:       Significant Event

Dear Sir,

In accordance with articles 9 and 10 under Securities Market  Law N° 18.045 and as established under General Rule N°30 of the Superintendence, duly authorized on behalf of Empresa Nacional de Electricidad S.A. (“Endesa Chile” or the “Company”), I hereby inform you of the following significant event:

At the Endesa Chile´s Ordinary Shareholders Meeting (“OSM”) held yesterday, the new Board of Directors of the Company was elected for a period of three years starting from the date of the meeting.

The following are now the members of the Board of Directors:

•              Enrico Viale

•              Ignacio Mateo Montoya.

•              Vittorio Vagliasindi

•              Francesco Buresti

•              Francesca Gostinelli

•              Felipe Lamarca Claro.

•              Isabel Marshall Lagarrigue.

•              Enrique Cibié Bluth.

•              Jorge Atton Palma.

At the Board of Directors meeting held on April 27, 2015, the Board of Directors agreed to appoint Mr. Enrico Viale as Chairman of the Board of Directors and of the Company, and Mr. Ignacio Mateo M. as the Vice Chairman.

At the same meeting, it was agreed to appoint as  members of the Directors’ Committee the following: Mr. Enrique Cibié B., Mr. Jorge Atton P. and Mr. Felipe Lamarca C. Mr. Enrique Cibié B. was appointed as the Committee’s Financial Expert.

Sincerely yours,

Valter Moro

Chief Executive Officer

Endesa Chile - Teléfono (56) 22630 9000 - Casilla 1557 - Correo Central - Santiago de Chile

c.c.:         Distribution list

Endesa Chile - Teléfono (56) 22630 9000 - Casilla 1557 - Correo Central - Santiago de Chile

DISTRIBUTION LIST

c.c.:      - Superintendent of Pensions

            - Santiago Stock Exchange – General Manager

            - Electronic Stock Exchange – General Manager

            - Valparaiso Stock Exchange – General Manager

            - Fitch Chile Clasificadora de Riesgo Ltda. – General Manager

            - Feller Rate Clasificadora de Riesgo Ltda. – (Attn. Nicolás Martorell)

            - RiskClassification  Commission – General Management (Attn. Alejandro Muñoz)

            - Bondholders (Attn. Andrés Sepúlveda)

            - Depósito Central de Valores – General Manager

            - Enersis S.A. – General Management

            - Enersis S.A. – Legal Counsel

            - Enersis S.A. – Audit Management

            - Enersis S.A. – Regional Finance Management

            - Enersis S.A. – Communications Management

            - Enersis S.A. – Compliance and Capital Markets Management

            - Endesa Chile – Administration and Finance Management

            - Endesa Chile – Regional Engineering, Projects and R&D&I Management

            - Endesa Chile – Communications Management

            - Endesa Chile – General Accountant

            - Endesa Chile – Legal Advisory

            - Endesa Chile – Assistant Management, Investor Relations

Endesa Chile - Teléfono (56) 22630 9000 - Casilla 1557 - Correo Central - Santiago de Chile

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ Valter Moro
Valter Moro Chief Executive Officer

Dated: April 28, 2015